January 10, 2020

Brad G. Garner
Principal Financial Officer
HG Holdings, Inc.
2115 E. 7th Street, Suite 101
Charlotte, North Carolina 28204

       Re: HG Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 16, 2019
           File No. 333-235539

Dear Mr. Garner:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note your disclosure on page 7 of Annex A that you may fall within the scope of
       Section 3(a)(1)(C) of the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the
       Division of Investment Management for further review.
Summary, page 2

2. We note you provide extensive disclosure regarding HC Government Realty Trust, Inc.
       Given the amount of equity you own in that entity please state clearly, if true, that you do not control HC Government Realty Trust, or advise.
 Brad G. Garner
FirstName LastNameBrad G. Garner
HG Holdings, Inc.
Comapany NameHG Holdings, Inc.
January 10, 2020
Page 2
January 10, 2020 Page 2
FirstName LastName
The Rights Offering, page 9

3. We note that you state "the subscription rights are transferable, and we anticipate they will be traded on the OTC Market Group's OTCQB ...." We also note your statement in the
         Questions and Answers section that "May I transfer my rights? No, you may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be traded on the OTC Market Group's OTCQB. Subscription rights may only be exercised by the stockholder who receives them." Please revise to reconcile these statements or advise us as appropriate.
Material U.S. Federal Income Tax Consequences, page 28

4. We note your statement that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution for U.S. federal income tax purposes. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing pursuant to Item 601(b)(8) of
         Regulation S-K and update the tax disclosure in the prospectus accordingly. For guidance, please refer to Section III.A.2, including footnote 39, of Staff Legal Bulletin
         No. 19 (October 14, 2011).
Additional Information on Company Directors..., page C-1

5. Please update your disclosure in this section for the fiscal year ended December 31, 2019.
Security Ownership of Certain Beneficial Owners and Management, page C-8

6. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% owner who is not a natural person.
Exhibit List, page II-2

7. Please revise your exhibit list to include all material exhibits including your loan agreements and related party agreements. We noted several exhibits on pages 20-21 in
         Annex A that do not appear to have been included in the list in Part
II.
Undertakings, page II-2

8.       Please provide the undertakings as required by Item 512(a)(5)(ii) and
Item 512(a)(6) of
         Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
         430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Brad G. Garner
HG Holdings, Inc.
January 10, 2020
Page 3

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Shannon Menjivar at 202-551-3856 or Peter McPhun at 202-551-3581
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameBrad G. Garner
                                                           Division of
Corporation Finance
Comapany NameHG Holdings, Inc.
                                                           Office of Real
Estate & Construction
January 10, 2020 Page 3
cc:       David W. Robertson, Esq.
FirstName LastName